May 6, 2024
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Silvaco Group, Inc.
Registration Statement on Form S-1
File No. 333-278666

Acceleration Request
Requested Date: May 8, 2024
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Silvaco Group, Inc. (the “Company”) for acceleration of the effective time of the above-referenced Registration Statement, requesting effectiveness as of 4:30 P.M., Eastern Time, on May 8, 2024, or at such later time as the Company or its outside counsel, DLA Piper LLP (US), may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
TD SECURITIES (USA) LLC

As representatives of the underwriters

JEFFERIES LLC

By:	/s/ Becky Steinthal
Name: Becky Steinthal
Title: Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Christopher R. Weekes
Name: Christopher R. Weekes
Title: Manager Director
[Signature Page to Underwriters’ Acceleration Request]